Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	March 24, 2016

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Capital Management Investment Trust (the “Trust” or “Registrant”) (File Nos. 033-85242 and 811-08822) on behalf of Capital Management Small-Cap Fund, Capital Management Mid-Cap Fund and Wellington Shields All-Cap Fund (collectively, the “Funds”)

Dear Ladies and Gentlemen:

At the request of Mr. Jacob Sandoval of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Trust’s response to oral comments received from Mr. Sandoval on February 24, 2016, in connection with the review of the Trust’s filings. Set forth below is a summary of the comments received from Mr. Sandoval and the Trust’s responses thereto.

1.	Comment: Rule 17g-1(g)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that registered management investment companies include a statement as to the period for which fidelity bond premiums have been paid. The Staff notes that no such statement has been filed with the Trust’s recent 17g-1 filing.

Response:	Comment complied with. Going forward, in accordance with Rule 17g-1(g)(1) of the 1940 Act, the filing will include a statement as to the period for which fidelity bond premiums have been paid.

2.	Comment: The Capital Management Mid-Cap Fund reported a return of capital distribution for the year ended November 30, 2015. Please confirm whether the fund complied with Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:	Section 19(a)(1) of the 1940 Act prohibits a registered investment company from making any dividend payment or distribution in the nature of a dividend payment from any source other than such company’s accumulated undistributed net income or net income, unless such payment is accompanied by a written statement which adequately discloses the source or sources of such payment. Rule 19a-1 under the 1940 Act provides the requirements for the written statement that accompanies the payment.

Securities and Exchange Commission
March 24, 2016

The Adviser communicated the final return of capital amounts to shareholders in the November 30, 2015 annual report. The distribution was posted on November 30th and at the time it was expected that the entire distribution would consist of long term capital gains. Through the audit, information became available causing a portion of the long term capital gain distribution to be deemed a return of capital. The Adviser will post Form 8937 to www.wellingtonshields.com, which provides the details of the return of capital. Shareholders also received this information on their Forms 1099 issued in amended 1099s. In addition, an updated disclosure notice pursuant to Rule 19a-1 will be posted to the Adviser’s website, and a copy will be sent to investors with the next quarterly statement.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of Capital Management Investment Trust

cc:	Stephen Portas, Capital Management Investment Trust
Jameson McFadden, Capital Management Investment Trust